FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of                                     July                                            , 20     03

_______________________________Cumberland Resources Ltd.________________________

(Translation of registrant's name into English)

950 – 505 Burrard Street, Box 72, One Bentall Centre, Vancouver, B.C., Canada, V7X 1M4

(Address of principal executive officers)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F____X____

Form 40-F _________

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

_________

No  ________X_______

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-___________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

      Cumberland Resources Ltd.__________

      (Registrant)

Date

July, 09 2003_______________

By  /s/ Kerry M. Curtis______________

       Kerry M. Curtis, President & CEO

CUMBERLAND RESOURCES LTD.

Suite 950 - 505 Burrard Street

Box 72, One Bentall Centre
Vancouver, British Columbia, V7X 1M4

INFORMATION CIRCULAR

(Containing information as at April 24, 2003)

SOLICITATION OF PROXIES

This Information Circular is furnished in connection with the solicitation of proxies by the management of Cumberland Resources Ltd. (the “Company”) for use at the Annual and Special General Meeting of Members of the Company (and any adjournment thereof) to be held on Thursday the 5th day of June, 2003 at the time and place and for the purposes set forth in the accompanying Notice of Meeting.  While it is expected that the solicitation will be primarily by mail, proxies may be solicited personally or by telephone by the regular employees of the Company at nominal cost.  All costs of solicitation by management will be borne by the Company.

In addition, the Company has retained Allen Nelson & Co., a proxy solicitation firm based in Seattle, Washington, as the soliciting agent to assist in the solicitation of proxies for use at the Meeting.  For such services, the Company will pay Allen Nelson & Co. a fee estimated at US$3,000, and will reimburse it for its mailing costs and reasonable out of pocket expenses.

The contents and the sending of this Information Circular have been approved by the Directors of the Company.

APPOINTMENT AND REVOCATION OF PROXIES

The individuals named in the accompanying form of proxy are directors of the Company.  A MEMBER WISHING TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A MEMBER) TO REPRESENT HIM AT THE MEETING HAS THE RIGHT TO DO SO, EITHER BY STROKING OUT THE NAMES OF THOSE PERSONS NAMED IN THE ACCOMPANYING FORM OF PROXY AND INSERTING THE DESIRED PERSON’S NAME IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY OR BY COMPLETING ANOTHER FORM OF PROXY.  A proxy will not be valid unless the completed form of proxy is received by the Company’s transfer agent, Computershare Trust Company of Canada at 100 University Avenue, 9th Floor Toronto, Ontario  M5J 2Y1, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the meeting or any adjournment thereof.  No proxy will be valid if deposited after this time or delivered at the meeting.

A member who has given a proxy may revoke it by an instrument in writing executed by the member or by his attorney authorized in writing or, where the member is a corporation, by a duly authorized officer or attorney of the corporation, and delivered to the registered office of the Company, at Suite 2300, 1055 Dunsmuir Street, P.O. Box 49122, Vancouver, British Columbia V7X 1J1 at any time up to and including the last business day preceding the day of the meeting or, if adjourned, any reconvening thereof or in any other manner provided by law. A proxy may also be revoked by delivery of a later dated proxy, containing a revocation clause, in the manner and before the time set out in the previous paragraph.

VOTING OF PROXIES

Common shares represented by properly executed proxies in favour of persons designated in the enclosed form of proxy WILL BE VOTED FOR THE ELECTION OF DIRECTORS AND THE APPOINTMENT OF AUDITORS AS STATED UNDER THOSE HEADINGS IN THIS INFORMATION CIRCULAR OR WITHHELD FROM VOTING IF SO INDICATED ON THE FORM OF PROXY.

The common shares represented by proxies will, on any poll where a choice with respect to any matter to be acted upon has been specified in the form of proxy, be voted in accordance with the specification made.

SUCH COMMON SHARES WILL ON A POLL BE VOTED IN FAVOUR OF EACH MATTER FOR WHICH NO CHOICE HAS BEEN SPECIFIED OR WHERE BOTH CHOICES HAVE BEEN SPECIFIED BY THE SHAREHOLDER.

The enclosed form of proxy when properly completed and delivered and not revoked confers discretionary authority upon the person appointed proxy thereunder to vote with respect to amendments or variations of matters identified in the Notice of Meeting, and with respect to other matters which may properly come before the meeting. In the event that amendments or variations to matters identified in the Notice of Meeting are properly brought before the meeting or any further or other business is properly brought before the meeting, it is the intention of the persons designated in the enclosed form of proxy to vote in accordance with their best judgment on such matters or business. At the time of the printing of this Information Circular, the management of the Company knows of no such amendment, variation or other matter which may be presented to the meeting.

ADVICE TO BENEFICIAL MEMBERS

Only registered Members or duly appointed proxyholders are permitted to vote at the Meeting.  Members who do not hold their common shares in their own name (“Beneficial Members”) are advised that only proxies from Members of record can be recognized and voted at the meeting.  Beneficial Members who complete and return an instrument of proxy must indicate on the proxy the person (usually a brokerage house) who holds their common shares as a registered Member.  Every intermediary (broker) has its own mailing procedure, and provides its own return instructions, which should be carefully followed.  The instrument of proxy supplied to Beneficial Members is identical to that provided to registered Members. However, its purpose is limited to instructing the registered Member how to vote on behalf of the Beneficial Member.

If common shares are listed in an account statement provided to a Member by a broker then, in almost all cases, those common shares will not be registered in such Member’s name on the records of the Company.  Such common shares will more likely be registered under the name of the Member’s broker or an agent of that broker.  In Canada, the majority of such common shares are registered under the name of CDS & Co. (the registration name for The Canadian Depository for Securities, which company acts as nominee for many Canadian brokerage firms).  Common shares held by brokers or their nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Member.  Without specific instructions, brokers/nominees are prohibited from voting common shares for their clients.  The directors and officers of the Company do not know for whose benefit the common shares registered in the name of CDS & Co. are held.

In accordance with National Instrument 54-101 of the Canadian Securities Administrators, the Company has distributed copies of the Notice of Meeting, this Circular and the Proxy to the clearing agencies and intermediaries for onward distribution to Beneficial Members. Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Members in advance of Members’ meetings unless a Beneficial Member has waived the right to receive meeting materials.  Every intermediary/broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Members in order to ensure that their common shares are voted at the Meeting.  Often the form of proxy supplied to a Beneficial Member by its broker is identical to the form of proxy provided by the Company to the registered Members.  However, its purpose is limited to instructing the registered Member how to vote on behalf of the Beneficial Member.  Should a Beneficial Member receiving such a form wish to vote at the Meeting, the Beneficial Member should strike out the names of the Management Proxyholders named in the form and insert the Beneficial Member’s name in the blank provided and return the materials to the broker as directed.

The majority of brokers now delegate responsibility for obtaining instructions from clients to Independent Investor Communications Corporation (“IICC”).  IICC typically applies a special sticker to the proxy forms, mails those forms to the Beneficial Members and asks Beneficial Members to return the proxy forms to IICC.  IICC then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of common shares to be represented at the Meeting.  A Beneficial Member receiving a proxy with an IICC sticker on it cannot use that proxy to vote common shares directly at the Meeting – the proxy must be returned to IICC well in advance of the Meeting in order to have the common shares voted.

All references to Members in this Information Circular and the accompanying Instrument of Proxy and Notice of Meeting are to Members of record unless specifically stated otherwise.

VOTING COMMON SHARES AND PRINCIPAL HOLDERS THEREOF

Issued and Outstanding

39,543,683 common shares without par value
Authorized Capital                   100,000,000 common shares without par value

Only Members of record at the close of business on May 1, 2003 (the “Record Date”) who either personally attend the meeting or who have completed and delivered a form of proxy in the manner and subject to the provisions described above shall be entitled to vote or to have their common shares voted at the meeting.

On a show of hands, every individual who is present as a member or as a representative of one or more corporate members, or who is holding a proxy on behalf of a member who is not present at the meeting, will have one vote, and on a poll every member present in person or represented by a proxy, and every person who is a representative of one or more corporate members will have one vote for each common share registered in his name on the list of members, which is available for inspection during normal business hours at Computershare Trust Company of Canada, 510 Burrard Street, Vancouver, BC, V6C 3B9 and at the Meeting of Members.

To the knowledge of the directors and senior officers of the Company, the only persons or companies who beneficially own, directly or indirectly or exercise control or direction over common shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company are:

Name	Number of Common Shares(1)	Percentage
Abraham Aronowicz	4,070,014	10.3%

(1)

The information as to common shares beneficially owned or over which a director exercises control or direction, not being within the knowledge of the Company, has been furnished by Dr. Aronowicz as of April 16, 2003.

ELECTION OF DIRECTORS

The Board of Directors of the Company presently consists of eight directors.  The term of office of three of the present directors expires at the Annual and Special General Meeting and one new director is proposed for election in place of William McCrindle, who is proposing to resign at the Annual and Special General Meeting.  In June of 2002, three directors were elected to office for a term of three years each.  On October 17, 2002, Mr. Kerry Curtis was elected as an additional director with a term of office expiring at this Annual and Special General Meeting.  The persons named below will be presented for election at the meeting as management’s nominees and the persons named in the accompanying form of proxy intend to vote for the election of these nominees.  Management does not contemplate that any of these nominees will be unable to serve as a director.

(a)

Kerry Curtis for a term of 3 years of office from the date of the Annual and Special General Meeting;

(b)

Glen Dickson for a term of 3 years of office from the date of the Annual and Special General Meeting;

(c)

Jonathan Rubenstein for a term of 3 years of office from the date of the Annual and Special General Meeting; and

(d)

Richard Colterjohn for a term of 2 years of office from the date of the Annual and Special General Meeting.

Pursuant to the Company’s Articles, the Board of Directors may determine the number of directors to be elected, failing such determination the number to be elected shall be the same as the number of directors whose terms expire at the meeting.  The Board of Directors has determined that three directors shall be elected at the meeting.  Set out below as management’s nominees are the three directors whose term will expire.

Each director elected will hold office for one year or for such longer term as may be fixed by ordinary resolution of the members, or until his successor is elected or appointed, unless his office is earlier vacated in accordance with the Articles of the Company, or with the provisions of the Company Act (British Columbia).  The members will be asked at the Annual and Special General Meeting to pass ordinary resolutions fixing the terms of office of the directors nominated at three years from the date of the Annual and Special General Meeting.

In the following table and notes thereto, is stated the name of each person proposed to be nominated by management for election as a director, the country in which he is ordinarily resident, all offices of the Company now held by him, his principal occupation, the period of time for which he has been a director of the Company, and the number of common shares of the Company beneficially owned by him, directly or indirectly, or over which he exercises control or direction, as at the date hereof.

Nominees for Election as Directors

Name, Position and Municipality of Residence(1)	Principal Occupation and, if not at present an Elected Director, Occupation during the past 5 Years(1)	Period of Service as a Director	Number of Common Shares(2)
Kerry Curtis President, C.E.O. & Director Vancouver, B.C.	President and Chief Executive Officer of the Company since March 2003; Interim President and Chief Executive Officer of the Company from October 17, 2002 to February 2003; Senior Vice President of the Company from May 1998 to October 2002; formerly Vice-President, Corporate Development from March 1995 to May 1998.	17-Oct-2002	26,500
Glen D. Dickson Director North Vancouver, B.C.	Geologist; President of the Company from February 1994 to October 2002.	07-May-1993	70,341
Jonathan A. Rubenstein(3)(5) Director Vancouver, B.C.	Vice-President, Secretary and Director of Canico Resource Corp.; Self-employed Mining Industry Consultant from 1999 to 2002; Director of the Company since May 20, 1983; Formerly: Vice-President, Corporate Affairs of Sutton Resources Ltd.; Director, Redfern Resources Ltd. from 1984 to 2000.	20-May-1983	70,900
Richard Colterjohn, MBA, B.Comm. Nominee Toronto, ON	Since April 2002 on sabbatical; from April 1992 to April 2002, Director of UBS Warburg and from April 1999 to April 2002, Managing Director, Corporate Finance Dept. UBS Bunting Warburg Inc.	nominee	(6)

Continuing Directors

Name, Position and Municipality of Residence(1)	Principal Occupation(1)	Period of Service as a Director	Number of Common Shares(2)
Abraham I. Aronowicz(3)(4) Director Vancouver, BC	Independent Businessman; President of EMTWO Properties Inc. since 1982, a real estate company; President of DJA Enterprises since 1985, a real estate company; Director of the Company since June 9, 1994; Formerly: Director of Redfern Resources Ltd. from 1993 – 2000 and Vice-President from 1992 to 2000.	09-Jun-1994	4,070,014
John A. Greig(3)(4) Chairman & Director Delta, B.C.	Geologist; Director and Chairman of the Company since 1979; Director and Chairman of EuroZinc Mining Corporation from 1999 to 2001 and Director since 2001; Formerly: Director and Chairman of International Vestor Resources Ltd. from 1987 to 1999; Director and Chairman of Redfern Resources Ltd. from 1987 to 1999.	05-Dec-1979	757,324
J. Michael Kenyon(5) Director Richmond, B.C.	Geologist; President, CEO and Director of Canico Resource Corp.; Director of the Company since December 5, 1979; Formerly: Director, CFO and Secretary-Treasurer of Redfern Resources Ltd. from 1979 to 2000; President and CEO of Sutton Resources Ltd. from 1979 to 1999, a mineral exploration company.	05-Dec-1979	301,064
Walter T. Segsworth(4)(5) Co-Chairman & Director Alamo, California	Professional Mining Engineer; Formerly: President and Chief Operating Officer of Homestake Mining Company from April 1999 to February 2002 and VP Canadian and later North American Operations from April 1998 to April 1999; President and Chief Executive Officer of Westmin Resources Ltd. from May 1990 to February 1998.	09-May-2002	10,000

(1)

The information as to country of residence and principal occupation, not being within the knowledge of the Company, has been furnished by the respective directors individually.

(2)

The information as to common shares beneficially owned or over which a director exercises control or direction, not being within the knowledge of the Company, has been furnished by the respective directors individually.

(3)

Denotes member of Audit Committee.

(4)

Denotes member of Compensation Committee.

(5)

Denotes member of the Corporate Governance Committee.

(6)

Not available as of the date of this Information Circular.

STATEMENT OF EXECUTIVE COMPENSATION

“Named Executive Officer” means the Chief Executive Officer (“CEO”) of the Company, regardless of the amount of compensation of that individual, each of the Company’s four most highly compensated executive officers, other than the CEO, who were serving as executive officers at the end of the most recent fiscal year and whose total salary and bonus amounted to $100,000 or more.  In addition, disclosure is also required for any individuals whose total salary and bonus during the most recent fiscal year was $100,000 whether or not they are an executive officer at the end of the fiscal year.

The following table sets forth the compensation awarded, paid to or earned by the Company’s two current executive officers and one former executive officer during the financial years ended December 31, 2000, 2001 and 2002 (the “Named Executive Officers”).

Summary Compensation Table

		Annual Compensation			Long Term Compensation
					Awards		Payouts
Name and Principal Position	Year(1)	Salary ($)	Bonus ($)	Other Annual Compen- sation ($)	Securities Under Options/ SAR’s Granted (#)(2)	Restricted Common Shares or Restricted Share Units ($)	LTIP Payouts ($)	All Other Compen- sation ($)
Kerry M. Curtis President & Chief Executive Officer	2002 2001 2000	120,000 120,000 116,667	15,000 -- --	15,000(3) -- --	90,000 75,000 75,000	N/A N/A N/A	N/A N/A N/A	-- -- --
Glen D. Dickson(4) former Chief Executive Officer and Director	2002 2001 2000	106,875 135,000 131,250	-- -- --	-- -- --	105,000 75,000 75,000	N/A N/A N/A	N/A N/A N/A	$168,750 -- --
Brad Thiele Vice-President, Meadowbank Development	2002 2001 2000	Nil	--	--	80,000	N/A	N/A	151,775(5)

(1)

Fiscal years ended 2000, 2001 and 2002.

(2)

Figures represent options granted during a particular year; see “Aggregate Option” table for the aggregate number of options outstanding at year-end.

(3)

Mr. Curtis was appointed Interim President and CEO on October 17, 2002.  Additional compensation paid to Mr. Curtis for acting as interim President.

(4)

Mr. Dickson resigned as CEO and President on October 15, 2002.  The $168,750 represents a  payment on termination.

(5)

Consulting fees.

Long Term Incentive Plan Awards

Long term incentive plan awards (“LTIP”) means “any plan providing compensation intended to serve as an incentive for performance to occur over a period longer than one financial year whether performance is measured by reference to financial performance of the Company or an affiliate, or the price of the Company’s common shares but does not include option or stock appreciation rights plans or plans for compensation through restricted common shares or units”.  The Company has not granted any LTIP’s during the past fiscal year.

Stock Appreciation Rights

“Stock appreciation rights (“SAR’s”) means a right, granted by an issuer or any of its subsidiaries as compensation for services rendered or in connection with office or employment, to receive a payment of cash or an issue or transfer of securities based wholly or in part on changes in the trading price of the Company’s common shares.  No SAR’s were granted or exercised by the Named Executive Officers during the fiscal year ended December 31, 2002.”

Option Grants in Last Fiscal Year

The following table sets forth information concerning grants of stock options during the financial year ended December 31, 2002 to the Named Executive Officers, pursuant to the rules and policies of The Toronto Stock Exchange and, in accordance with the provisions of the Company Act (British Columbia) and the Regulations thereunder:

Name	Securities Under Options/SAR’s Granted (#)(1)	% of Total Options Granted to Employees in Fiscal Year(2)	Exercise or Base Price ($/Security)(3)	Market Value of Securities Underlying Options/SAR’s on Date of Grant ($/Security)	Expiration Date
Kerry M. Curtis	90,000	8.4%	$2.00	$2.00	31-Jul-2007
Glen D. Dickson	105,000	9.8%	$2.00	$2.00	31-Jul-2007
Brad Thiele	60,000 20,000	5.6% 1.8%	$1.85 $2.00	$1.85 $2.00	05-Apr-2007 31-Jul-2007

(1)

The exercise price of the option is the market value of the common shares of the Company on the date of grant.

(2)

Percentage of all options granted during the last fiscal year.

(3)

The exercise price of stock options is set at not less than 100% of the market value of a common share of the Company on the date of grant.  The exercise price of stock options may only be adjusted in the event that specified events cause dilution of the Company’s share capital.

Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values

The following table sets forth details of all exercises of stock options during the fiscal year ended December 31, 2002 by the Named Executive Officers and the fiscal year-end value of unexercised options on an aggregated basis:

Name	Securities Acquired on Exercise (#)(1)	Aggregate Value Realized ($)(2)	Unexercised Options at Fiscal Year-End (#)	Value of Unexercised In-the-Money Options at Fiscal Year-End ($)(3)
Kerry M. Curtis	125,000	$155,750	400,000	$468,900
Glen D. Dickson	Nil	Nil	570,000	$741,950
Brad Thiele	Nil	Nil	80,000	$87,400

(1)

Number of common shares of the Company acquired on the exercise of stock options.

(2)

Calculated using the difference between the exercise price and the closing price of common shares of the Company on the Toronto Stock Exchange on the date of exercise.

(3)

Value using the closing price of common shares of the Company on the Toronto Stock Exchange on December 31, 2002 of $2.98 per share, less the exercise price per share.

Pension Plans

The Company does not provide retirement benefits for directors or executive officers.

Termination of Employment, Change in Responsibilities and Employment Contracts

The Company has employment contracts in respect of remuneration received or that may be received by the Named Executive Officers in the Company’s most recently completed financial year or current financial year in respect of compensating such officers in the event of termination of employment or a change in responsibilities following a change of control, where the value of such compensation would exceed $100,000 per executive officer.  The employment contracts specify fifteen months salary, in lieu of notice of termination of employment.

Composition of the Compensation Committee

The Company’s Compensation Committee is comprised of three unrelated directors, Mr. John Greig, Mr. Walter Segsworth and Mr. Abraham Aronowicz.  Messrs. Greig and Segsworth are the non-executive Chairman and Co-Chairman of the Company and do not exercise managerial functions.  Please refer to  “Interest of Insiders in Material Transactions” for further particulars in connection with a private placement of flow-through common shares to Mr. Greig.

Compensation Committee Interlocks

Mr. Greig also serves on the compensation committees of Redcorp Ventures Ltd., Dynamic Oil and Gas Ltd. and Diamondex Resources Ltd.

Report on Executive Compensation

The Company’s executive compensation program is administered by the Compensation Committee (the “Committee”) of the board of directors.  The Committee has, as part of its mandate, primary responsibility for making recommendations for approval by the board of directors with respect to the appointment and remuneration of executive officers of the Company.  The Committee also evaluates the performance of the Company’s senior executive officers and reviews the design and competitiveness of the Company’s compensation plans.  The Committee met twice during 2002.

Executive Compensation

Executive compensation is based on a pay for performance philosophy.  The executive compensation program is designed to encourage, compensate and reward employees on the basis of individual and corporate performance, both in the short and the long term.  Base salaries are competitive with corporations of a comparable size and stage of development, thereby enabling the Company to compete for and retain executives critical to the Company’s long term success.  Incentive compensation is directly tied to corporate and individual performance.  Share ownership opportunities are provided to align the interests of executive officers with the longer term interests of shareholders.  Compensation for each of the Named Executive Officers consists of a base salary, along with annual incentive compensation in the form of a performance based bonus, and a longer term incentive in the form of stock options.

Base Salary

The Committee approves ranges for base salaries for employees at all levels of the Company based on reviews of market data from peer companies in the mineral exploration industry.  The level of base salary for each employee within a specified range is determined by the level of past performance, as well as by the level of responsibility and the importance of the position to the Company.

The Chairman of the Committee prepares recommendations for the Committee with respect to the base salary to be paid to the Chief Executive Officer and to the Vice-President .  The Committee’s recommendations for base salaries for the Chief Executive Officer and President and Vice-President, are then submitted for approval by the board of directors of the Company.

Annual Bonus

Senior managers are eligible for annual incentive awards.  Corporate performance, as assessed by the board of directors, determines the aggregate amount of bonus to be paid by the Company to all eligible senior managers in respect of a fiscal year.  Corporate performance is measured by establishing fixed benchmarks for performance and then assessing actual results against these.

The aggregate amount of bonus to be paid will vary with the degree to which targeted corporate performance was achieved for the year.  The individual performance factor allows the Company effectively to recognize and reward those individuals whose efforts have assisted the Company to attain its corporate performance objective.

The Chairman of the Committee prepares recommendations for the Committee with respect to the bonuses to be paid to the Chief Executive Officer and President and Vice-President.  The Committee then submits bonus recommendations to the board of directors of the Company for its approval.

Stock Options

The Stock Option Plan is designed to give each option holder an interest in preserving and maximizing shareholder value in the longer term, to enable the Company to attract and retain individuals with experience and ability and to reward individuals for current performance and expected future performance.  The Committee considers stock option grants when reviewing executive officer compensation packages as a whole.

The Committee has sole discretion to determine the key employees to whom it recommends that grants be made and to determine the terms and conditions of the options forming part of such grants.  The Committee approves ranges of stock option grants for each level of executive officer.  Individual grants are determined by an assessment of an individual’s current and expected future performance, level of responsibilities and the importance of the position to the Company.

The number of stock options which may be issued under the Stock Option Plan in the aggregate and in respect of any fiscal year is limited under the terms of the Stock Option Plan and cannot be increased without shareholder approval.

Other Compensation

Certain executive officers of the Company have entered into employment agreements with the Company which specify the minimum level of annual base salary to be paid to such executive, as well as other terms of employment (see above for detailed descriptions).  In each case, the employment agreement was reviewed by the Committee and recommended by the Committee to the board of directors for its approval.

The foregoing report has been furnished by John Greig, Abraham Aronowicz and Walter Segsworth as of  May 1, 2003.

Performance Graph

The chart below compares the year-end investment value in the cumulative total shareholder return on the Company’s common shares against the cumulative total shareholder return of The TSE 300 Stock Index total return for the 5 year period ending December 31, 2002.

	Year-End Dec. 31	Total Shares Issued	Closing Share Price ($)	Investment Value ($)(1)	Index of Investment Value(2)	Index of TSE 300 Index(2)
1997	22,947,081	1.85	42,452,100	100.0	100.0
1998	26,212,081	1.90	49,802,954	117.3	98.4
1999	26,221,781	1.80	47,199,206	111.2	129.6
2000	27,403,781	0.81	22,197,602	52.3	139.2
2001	30,054,369	0.85	25,546,214	60.1	121.7
2002	39,118,349	2.98	116,572,680	274.6	106.6

(1)

Investment value in dollars = total shares issued multiplied by the year-end closing share price

(2)

The 1997 investment value of the Company and The TSE 300 equal $100.

Compensation of Directors

The following table sets forth stock options granted by the Company during the fiscal year ended December 31, 2002 to directors who are not Named Executive Officers of the Company, as a group:

Name	Securities Under Options/SAR’s Granted (#)(1)	% of Total Options Granted to Employees in Fiscal Year(2)	Exercise or Base Price ($/Security)(3)	Market Value of Securities Underlying Options/SAR’s on Date of Grant ($/Security)	Expiration Date
Walter Segsworth	275,000	25%	$2.30	$2.30	03-May-2007
Directors who are not Named Executive Officers (six)	235,000	22%	$2.00	$2.00	31-Jul-2007

(1)

All options are for a term of 5 years.  The options have no special vesting provisions.  The market value of the common shares of the Company on the date of grant is the price at which the Company’s common shares closed for trading on the Toronto Stock Exchange on that day.  Freestanding SAR’s have not been granted.

(2)

Percentage of all options granted during the fiscal year.

(3)

The exercise price of stock options was set according to the rules of the Toronto Stock Exchange.  The exercise price of stock options may only be adjusted in the event that specified events cause dilution of the Company’s share capital.

The following table sets forth details of all exercises of stock options/SAR’s during the fiscal year ended December 31, 2002 by directors who are not Named Executive Officers of the Company, as a group, and the fiscal year-end value of unexercised options/SAR’s on an aggregated basis:

Name	Securities Acquired on Exercise (#)(1)	Aggregate Value Realized ($)(2)	Unexercised Options at Fiscal Year-End (#)(3)	Value of Unexercised In-the-Money Options ($)(3)(4)
Directors who are not Named Executive Officers (six)	100,000	$115,000	1,670,000	$1,878,650

(1)

Number of common shares of the Company acquired on the exercise of stock options.

(2)

Calculated using the difference between the exercise price and the closing price of common shares of the Company on the Toronto Stock Exchange on the date of exercise.

(3)

As freestanding SAR’s have not been granted under the Stock Option Plan, the numbers relate solely to stock options.

(4)

Value of unexercised in-the-money options calculated using the closing price of common shares of the Company on The Toronto Stock Exchange on December 31, 2002 year-end, ($2.98) less the exercise price of in-the-money stock options.

The Company does not compensate its directors in their capacities as such.  Incentive stock options to certain of its directors may be granted, the details of which are set forth under “Statement of Remuneration” during last completed fiscal year.

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS TO THE COMPANY

No director or senior officer of the Company, proposed management nominee for election as a director of the Company or each associate or affiliate of any such director, senior officer or proposed nominee is or has been indebted to the Company or any of its subsidiaries at any time during the Company’s last completed financial year, other than routine indebtedness.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

On July 8, 2002, the Company entered into a subscription agreement with JAG Holdings Ltd. (“JAG”), a company wholly-owned by John Greig, a director and Chairman of the Company, pursuant to which JAG agreed to purchase 52,635 flow-through common shares of the Company at a price of $2.85 per flow-through share in connection with a brokered private placement.  Mr. Greig disclosed his interest in the transaction to the Board and abstained from voting on the transaction.  The terms of the private placement were approved by the remaining directors and by The Toronto Stock Exchange.

In addition, on July 8, 2002, Glen Dickson and William McCrindle, in their capacities of directors of the Company and of Lithic Resources Ltd., disclosed their interest to the Board in a right of first refusal agreement dated June 7, 2002 between the Company and Resource Capital Fund II LP (“RCF”) pursuant to which the Company granted to RCF a right of first refusal until December 7, 2002 to purchase any of the 1,392,744 common shares of Lithic Resources Ltd. which the Company held and which the Company intended to sell or otherwise dispose of. Messrs. Dickson and McCrindle abstained from voting on the transaction and it was approved by the remaining directors.

Other than as set forth herein, in this or any previous Information Circular and other than transactions carried out in the normal course of business of the Company or any of its affiliates, none of the directors or senior officers of the Company, a proposed management nominee for election as a director of the Company, any member beneficially owning common shares carrying more than 10% of the voting rights attached to the common shares of the Company nor an associate or affiliate of any of the foregoing persons had since January 1, 2002 (the commencement of the Company’s last completed financial year) any material interest, direct or indirect, in any transactions which materially affected the Company or any of its subsidiaries or in any proposed transaction which has or would materially affect the Company or any of its subsidiaries.

APPOINTMENT OF AUDITORS

Unless such authority is withheld, the persons named in the accompanying proxy intend to vote for the reappointment of Ernst & Young, Chartered Accountants as auditors of the Company and to authorize the directors to fix their remuneration.  Ernst & Young were first appointed auditors of the Company in June 1983.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Other than as set forth in this Information Circular, no director or senior officer of the Company nor any proposed nominee for election as a director of the Company, nor any associate or affiliate of any of the foregoing, has any material interest, directly or indirectly, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon other than the election of directors or the appointment of auditors, the granting of approval to the issuance of incentive stock options, and the ratification of all acts and proceedings of the directors and officers of the Company since the last Annual and Special General Meeting.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Toronto Stock Exchange, on which the Company’s common shares are listed, has issued guidelines on corporate governance procedures for listed companies and requires full and complete annual disclosure of listed companies systems of corporate governance with reference to each of such guidelines (the “Guidelines”).  Where a company’s corporate governance system differs from the Guidelines, each difference and the reason for the difference is required to be disclosed.  The directors of the Company have considered the Guidelines and sought advice from the Company’s solicitors.  On September 5, 2002, the directors of the Company formed a Corporate Governance Committee consisting of three unrelated directors.  Mandates for the Corporate Governance Committee, the Audit Committee and the Compensation Committee as well as a draft Corporate Governance Policy were circulated to the directors on October 9, 2002.

The following table describes the Company’s approach to corporate governance with reference to the specifically enumerated Guidelines.

TSX Corporate Governance Guidelines	The Company’s Approach

1.

The board should explicitly assume responsibility for stewardship of the Company and, as part of the overall stewardship, assume responsibility for:

(a)

adoption of a strategic planning process

(b)

identification of principal risks and implementation of appropriate systems to manage those risks

(c)

succession planning, including appointing, training and monitoring management

(d)

a communications policy

(e)

the integrity of internal control and management information systems

The Corporate Governance Committee is responsible for overseeing senior management of the Company.  The board of directors is responsible for the conduct of the Company’s affairs generally.

In keeping with its mandate, the Corporate Governance Committee has developed a strategic plan for the Company.  The board of directors is responsible for reviewing and approving the Company’s operating plans and budgets as presented by management.

The Corporate Governance Committee is responsible for identifying the principal risks of the Company’s business and for ensuring these risks are effectively monitored and mitigated to the extent practicable.

Succession planning, including the recruitment, supervision, compensation and performance assessment of the Company’s senior management personnel also falls within the ambit of the Corporate Governance Committee’s responsibilities.

The Corporate Governance Committee is responsible for ensuring effective communications by the Company with its shareholders and the public and for ensuring that the Company adheres to all regulatory requirements with respect to the timeliness and content of its disclosure.

In keeping with its overall responsibility for the stewardship of the Company, the Audit Committee is responsible for the integrity of the Company’s internal control and management information systems.

  The board should be constituted with a majority of individuals who qualify as unrelated directors. An unrelated director is a director who is independent of management and is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the directors ability to act with a view to the best interests of the Company.

Seven of the Company’s eight directors are unrelated.  Messrs. Greig and Segsworth are the Chairman and  Co-Chairman but do not perform managerial functions.  Mr. Dickson is the former President of the Company but is now an “unrelated director” under the Guidelines.  Mr. Aronowicz has a large shareholding in the Company but is not a “significant shareholder” under the Guidelines.

The board is required to disclose on an annual basis whether the board has a majority of unrelated directors and the analysis of the application of the principles of supporting this conclusion.

The board consists of a majority of unrelated directors for the purposes of the Guidelines. Of the eight individuals on the Board, the only related director is Mr. Kerry Curtis, who is the President of the Company.  Each of the remaining seven directors is free of any interest (other than shareholding), business or other relationship which could, or could reasonably be perceived to, materially interfere with his ability to act with a view to the best interests of the Company.

The board should appoint a committee, the majority of whom are unrelated directors, with responsibility for proposing new nominees to the board and assessing directors.

The Corporate Governance Committee has the mandate for proposing new nominees to the board and assessing new directors.  The Corporate Governance Committee has determined that eight directors is an appropriate number for the Company and has proposed some additions and changes to the board as reflected in this Information Circular.

Every board should implement a process for assessing the effectiveness of the board as a whole, the board's committees and individual directors.	The Corporate Governance Committee has the mandate to assess the effectiveness of the board as a whole and its committees and individual directors.
Every company should provide an orientation and education program for new recruits to the board.	The Company has prepared a manual of advice to and key corporate documents and information for all of its directors.
Every board should examine its size and, where appropriate, undertake a program to reduce the number of directors.	The Corporate Governance Committee has determined that eight directors is appropriate for the Company.
The board should review the compensation of directors to ensure it adequately reflects the responsibilities and risks involved in being an effective director.

Members of the board are not compensated for acting as such other than through incentive stock options pursuant to the policies of The Toronto Stock Exchange and the Company’s stock option plan.  Members of the board who occasionally perform professional services for the Company do so on an ad hoc and per diem basis.  At present, the board is satisfied that the current arrangements adequately reflect the responsibilities and risks involved in being an effective director of the Company.

Committees of the board should generally be composed of outside directors, a majority of whom are unrelated directors.	Committees of the board consist of an Audit Committee, a Corporate Governance Committee and a Compensation Committee, all of the members of which are outside and unrelated directors.

The Audit Committee consists of three outside and unrelated directors, Messrs. Greig, Aronowicz and Rubenstein.  Subject to his election at the Annual Special and General Meeting, it is proposed that Mr. Colterjohn replace Mr. Greig as Chairman of this Committee.  The role of the Audit Committee is to oversee the Company’s financial reporting obligations, financial systems and disclosure and to act as a liaison between the board and the Company’s auditors.  The activities of the Audit Committee typically include reviewing annual and quarterly financial statements, ensuring that internal controls over accounting and financial systems are maintained and that accurate financial information is disseminated to shareholders, reviewing the results of internal and external audits and any change in accounting procedures or policies, and evaluating the performance of the Company’s auditors.

The Compensation Committee consists of three unrelated and outside directors, Messrs Aronowicz, Greig and Segsworth.  The role of the Compensation Committee is primarily to administer the Company’s Employees’ and Directors’ Equity Incentive Plan and to determine the remuneration of executive officers.

The Corporate Governance Committee consists of three unrelated and outside directors, Messrs. Kenyon, Segsworth and Rubenstein.  The role of the Corporate Governance Committee includes overseeing and making recommendations to the board of directors on developing the Company’s approach to corporate governance issues, proposing to the board of directors new nominees to the board of directors and assessing directors and management on an ongoing basis.

Every board should expressly assume responsibility for, or assign to a committee, the general responsibility for, developing the Companys approach to governance issues.	The Corporate Governance Committee is responsible for developing and implementing the Company’s approach to governance issues.
  The board, together with the CEO, should develop position descriptions for the board and for the CEO, involving the definition of the limits to managements responsibilities. In addition, the board should approve or develop the corporate objective which the CEO is responsible for meeting.

The board and the CEO have not, to date, developed formal, documented position descriptions for the Board and the CEO defining the limits of management’s responsibilities.  The board is currently of the view that the respective corporate governance roles of the board and management, as represented by the CEO, are clear and that the limits to management’s responsibility and authority are reasonably well-defined.

The Corporate Governance Committee is responsible for and has developed a long-term strategic plan for the Company.  The board is responsible for approving annual operating plans recommended by management.  Board consideration and approval is also required for all material contracts and business transactions and all debt and equity financing proposals.  A policy respecting authorizations for spending limits has been prepared for the Company.  The Corporate Governance Committee is responsible for senior executive recruitment and the Compensation Committee is responsible for senior executive compensation.

The board delegates to management, through the CEO, responsibility for meeting defined corporate objectives, implementing approved strategic and operating plans, carrying on the Company’s business in the ordinary course, managing the Company’s cash flow, evaluating new business opportunities, recruiting staff and complying with applicable regulatory requirements.  The board also looks to the Corporate Governance Committee to furnish recommendations respecting corporate objectives and long-term strategic plans and to management with respect to annual operating plans.

Every board should have in place appropriate structures and procedures to ensure that the board can function independently of management.

The board believes the Company is well served and the independence of the board from management is not compromised.  The board does not, and does not consider it necessary under the circumstances, to have any formal structures or procedures in place to ensure that the board can function independently of management.  The board believes that its current composition, in which only one of eight directors is a member of management, is sufficient to ensure that the board can function independently of management.

The audit committee of every board of directors should be composed of only outside directors. The roles and responsibilities of the audit committee should be specifically defined.	All members of the Audit Committee are unrelated, outside directors. The role of the Audit Committee is described in Item 9 above.
The board of directors should implement a system which enables an individual director to engage an outside advisor at the expense of the Company.	Each member of the board understands that he is entitled to seek the advice of an independent expert at the expense of the Company if he considers it warranted under the circumstances.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

It is proposed to ratify all acts and proceedings of the directors and officers of the Company since the last Annual and Special General Meeting of the Shareholders of the Company.  These acts and proceedings relate to the general management of the Company’s affairs, including the administration of its properties and all payments of money, as well as any acts taken by the directors to issue common shares for cash, services or property, all as reflected on the Company’s records.  The directors may be said to be interested in such ratification.

Advance Member Approval to the Issuance of a Number of Common Shares
by Private Placement that Exceeds 25% of the Company’s Issued Share Capital

The Company from time to time investigates opportunities to raise financing on advantageous terms.  The Company may undertake one or more financings over the next year and expects some of them to be structured as private placements.

Under the rules of The Toronto Stock Exchange (‘The TSX”) the aggregate number of common shares of a listed company which are issued or made subject to issuance (i.e. issuable under a share purchase warrant or option or other convertible security) by way of one or more private placement transactions during any particular six-month period must not exceed 25% of the number of common shares outstanding (on a non-diluted basis) prior to giving effect to such transactions (“The TSX 25% Rule”), unless there has been member approval of such transaction.

The application of The TSX 25% Rule may restrict the availability to the Company of funds which it may wish to raise in the future by private placement of its securities.

In particular, management of the Company considers it to be in the best interests of the Company to solicit private placement funds for working capital and Company operations.  The TSX has a working practice that it will accept advance approval by members in anticipation of private placements that may exceed The TSX 25% Rule, provided such private placements are completed within 12 months of the date such advance member approval is given.

The Company’s issued and outstanding share capital is currently 39,543,683 common shares and the Company proposes that the maximum number of common shares which either would be issued or made subject to issuance under one or more private placements in the twelve month period commencing on June 5, 2003 would not exceed 39,543,683 common shares, or 100% of the Company’s issued and outstanding common shares as at May 1, 2003.

Any private placement proceeded with by the Company under the advance approval being sought at the Meeting will be subject to the following additional restrictions:

i.

it must be substantially with parties at arm’s-length to the Company;

ii.

it cannot materially affect control of the Company;

iii.

it must be completed within a twelve month period following the date the advance member approval is given; and

iv.

it must comply with the private placement pricing rules of The Toronto Stock Exchange which currently require that the issue price per common share must not be lower than the closing market price of the common shares on The TSX on the trading day prior to the date Notice of the private placement is given to The TSX (the “Market Price”) less the applicable discount, as follows:

Market Price	Maximum Discount
$0.50 or less	25%
$0.51 to $2.00	20%
Above $2.00	15%

(For these purposes, a private placement of unlisted convertible securities is deemed to be a private placement of the underlying listed securities at an issue price equal to the lowest possible price at which the securities are convertible by the holders thereof).

In any event, The TSX retains the discretion to decide whether or not a particular placement is “substantially” at arms-length or will materially affect control in which case specific member approval may be required.

In anticipation that the Company may wish to enter into one or more private placements in the next 12 months that will result in it issuing and/or making issuable such number of its common shares, taking into account any common shares that may be issued upon exercise of any warrants, options or other rights granted in connection with the private placements, that will exceed The TSX 25% Rule, the Company requests its members to pass an ordinary resolution in the following terms:

“RESOLVED, as an ordinary resolution, that the issuance by the Company in one or more private placements during the twelve month period commencing June 5, 2003 of such number of securities that would result in the Company issuing or making issuable a number of common shares aggregating up to 100% of the number of issued and outstanding common shares as at May 1, 2003, being the date of the information in the Information Circular describing the advance approval, as more particularly described in and subject to the restrictions described in the Company’s Information Circular dated May 6, 2003, is hereby approved.”

The directors of the Company believe the passing of the ordinary resolution is in the best interests of the Company and recommend that Members vote in favour of the resolution.  In the event the resolution is not passed The TSX will not approve any private placements that result in the issuance or possible issuance of a number of common shares which exceed The TSX 25% Rule, without specific member approval.  Such restriction could impede the Company’s timely access to required funds on favourable terms.

An ordinary resolution requires the approval of a simple majority of the votes cast by those members of the Company who, being entitled to do so, vote in person or by proxy at a general meeting of the Company.

Fixing of Directors’ Terms of Office

The management of the Company asks the Members to pass ordinary resolutions to fix the terms of office for directors elected for three years.  The purpose of the proposed ordinary resolution is to firmly establish the current board of directors.

The following terms for the directors are proposed:

(a)

Kerry Curtis for a term of 3 years of office from the date of the Annual and Special General Meeting;

(b)

Glen Dickson for a term of 3 years of office from the date of the Annual and Special General Meeting;

(c)

Jonathan Rubenstein for a term of 3 years of office from the date of the Annual and Special General Meeting; and

(d)

Richard Colterjohn for a term of 2 years of office from the date of the Annual and Special General Meeting.

Members of the Company who do not want longer than one year terms of office for the Company’s directors can vote against the proposed ordinary resolutions fixing the terms of office of the directors.  Such members can vote for the election of the nominees notwithstanding their vote against such longer terms of office.  In the event that the ordinary resolutions are defeated then, nevertheless, any nominees who receive sufficient votes for their election will be elected but, only until the next Annual and Special General Meeting.

ANY OTHER MATTERS

Management of the Company knows of no matters to come before the meeting other than those referred to in the Notice of Meeting accompanying this Information Circular.  However, if any other matters properly come before the meeting, it is the intention of the persons named in the form of proxy accompanying this Information Circular to vote the same in accordance with their best judgment of such matters.

CERTIFICATE

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement misleading in the light of the circumstances in which it was made.

DATED at Vancouver, British Columbia, this 6th day of May, 2003.

“Kerry M. Curtis”,

“Robert A. Evans”,

Chief Executive Officer

Chief Financial Officer